March 29, 2018

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Algonquin Power & Utilities Corp.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 7, 2018
Record date for notice:	April 26, 2018
Record date for voting:	April 26, 2018
Beneficial ownership determination date:	April 26, 2018
Securities entitled to notice:	Common Shares 144A Common Shares
Securities entitled to vote:	Common Shares 144A Common Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Capucine Renault
Associate Manager, Trust Central Services